AB 3/13

UNI 08029723
SECURITIES AND E...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GunnAllen Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5002 W. Waters Avenue
(No. and Street)

Tampa, FL 33634
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan E. O'Beirne 813-282-0808 x 2617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd., Suite 3850, Tampa, FL 33602
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

PROCESSED

MAR 3 1 2008

THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Declan E. O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GunnAllen Financial, Inc., as of December 31st, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT JAY ALDERSON
Comm# DD0384066
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Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

GunnAllen Financial, Inc.

December 31, 2007

GunnAllen Financial, Inc.

Table of Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
GunnAllen Financial, Inc.:

We have audited the accompanying statement of financial condition of **GunnAllen Financial, Inc.** (the "Company") (a wholly-owned subsidiary of GunnAllen Holdings, Inc.) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accounts. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GunnAllen Financial, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Tampa, Florida
February 27, 2008

Suite 3850
101 E. Kennedy Blvd
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

GunnAllen Financial, Inc.

Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 6,108,517
Cash segregated and on deposit for regulatory purposes	67,670
Receivables and deposits from clearing firms	3,338,388
Loans to registered representatives, net	3,640,312
Receivables from affiliates	138,805
Securities long, at market value	9,427,565
Furniture, equipment and leasehold improvements, net	2,083,698
Income taxes receivable	`830,000
Other assets, net	4,774,380
Total assets	$30,409,335

Liabilities and Stockholder's Equity

Commissions payable to brokers	$ 6,079,009
Securities short, at market value	8,916
Accounts payable and other liabilities	5,671,473
Payables to GunnAllen Holdings, Inc.	293,932
Deferred tax liabilities	504,000
Note payable and obligations under capital lease	1,211,582
Total liabilities	13,768,912
Stockholder's Equity:	
Common stock - $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	17,467,677
Accumulated deficit	(828,254)
Total stockholder's equity	16,640,423
Total liabilities and stockholder's equity	$30,409,335

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc.

Statement of Operations
Year Ended December 31, 2007

Revenues:	
Commissions	$81,532,818
Other revenue related to securities business	48,089,398
Investment banking services fees	11,171,584
Interest and dividends	1,348,939
Other	8,425,919
Total revenues	150,568,658
Expenses:	
Commissions	108,562,854
Compensation and benefits	16,514,678
Clearing expenses	3,592,428
Office and occupancy expenses	3,197,465
Professional fees and legal costs	4,047,056
Insurance	1,223,518
Information technology and communications	3,288,315
Travel and entertainment	729,568
Registration fees	1,035,288
Management services	6,357,214
Interest expense	76,053
Other	2,418,298
Total expenses	151,042,735
Loss before income tax	(474,077)
Provision for income tax	50,000
Net loss	$ (524,077)

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2006	1,000	$1,000	$14,791,364	$(304,177)	$14,488,187
Cash contribution by parent	-	-	2,250,000	-	2,250,000
Stock options granted by parent on behalf of the Company	-	-	426,313	-	426,313
Net loss	-	-	-	(524,077)	(524,077)
Balance, December 31, 2007	1,000	$1,000	$17,467,677	$(828,254)	$16,640,423

The accompanying notes are an integral part of this financial statement.

GunnAllen Financial, Inc.

Statement of Cash Flows
Year Ended December 31, 2007

Cash flows provided by operating activities:	
Net loss	$ (524,077)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization of furniture, equipment and leasehold improvements	833,572
Amortization of loan costs and intangibles	21,865
Stock-based compensation	426,313
Securities received as investment banking fees	(2,802,350)
Deferred taxes	703,096
(Increase) decrease in operating assets:	
Receivables and deposits from clearing firms	(1,834,548)
Receivable/payable from GunnAllen Holdings, Inc., and affiliates	725,613
Loans to registered representatives	(1,003,632)
Securities long	2,550,002
Other assets	410,791
(Increase) decrease in operating liabilities:	
Commissions payable to brokers	1,759,268
Securities short	(463,229)
Accounts payable and other liabilities	313,997
Income taxes payable/receivable	(2,055,540)
Net cash used by operating activities	(938,859)
Cash flows provided by investing activities:	
Purchases of furniture, equipment and leasehold improvements	(538,715)
Net cash used by investing activities	(538,715)
Cash flows provided by financing activities:	
Cash contribution by parent	2,250,000
Principal payments on notes payable and capital lease	(158,418)
Proceeds from the issuance of note payable	120,000
Net cash provided by financing activities	2,211,582
Net increase in cash	734,008
Cash and cash equivalents at beginning of period	5,442,179
Cash and cash equivalents at end of period	$6,176,187
Supplemental disclosure of non-cash information:	
Cash paid for:	
Property and equipment acquired through the issued of capital lease and note payable	$1,250,000
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 69,799
Cash paid during the year for income taxes	$ 792,248

Compensation expense offset by additional paid in capital was recorded in the amount of $426,313 related to the issuance of common stock options by the parent on behalf of the Company.

The accompanying notes are an integral part of this financial statement.

Note A – Description of Organization and Business

GunnAllen Financial, Inc. (the "Company" or "GAF") is an introducing securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a registered investment advisor and a member of the Securities Investor Protection Corporation. Customer transactions are cleared by independent third parties located in the United States who also maintain the individual customer accounts.

The Company was incorporated on January 15, 1986 in the state of Florida and is a wholly-owned subsidiary of GunnAllen Holdings, Inc. ("GAH"). The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry.

Note B – Summary of Significant Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying financial statements follows:

Use of Estimates in Financial Statements

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2007 there were cash equivalents of $5,705,196.

Revenue Recognition

Commissions: Commissions are earned on customer transactions and are remitted by the clearing firm and direct purchase issuers such as mutual fund companies and insurance companies. This is the Company's primary source of revenue. Accordingly, the primary expense is commissions paid to registered representatives who introduce the customer accounts. Commissions and related expenses are recorded on trade date.

Investment Banking: Investment banking revenues include fees, net of investment banking expenses, arising from securities offerings in which the Company acts as a syndicate, lead manager or selected dealer. Investment banking management fees and sales concessions are recorded on the offering date.

In conjunction with some of the Company's capital market transactions, the Company receives common stock or warrants of its investment banking clients as compensation. Revenue is recognized at the estimable fair value of these securities at the time the Company is entitled to the security. Additionally, the Company is contractually obligated to remit a portion of these securities as commissions and an expense is recorded concurrent with the revenue. Any adjustment to fair value of these securities is reflected in the investment banking service fees revenue and a related adjustment is made to the commission expense.

Other Revenue Related to Securities Business: Other revenue related to securities business include, all commissions generated on customer transactions in such packaged products as, variable insurance and annuities, as well as direct products such as reits, limited partnerships and closed-end fund underwriting.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes range from five years to seven years for furniture and equipment. Leasehold improvements are depreciated using the estimated useful lives of the assets or the life of the lease, whichever is shorter. Total accumulated depreciation at December 31, 2007 is approximately $1,129,331.

Intangible Asset

Other assets include an intangible asset which represents the purchase price of the broker/dealer license obtained in 1997 which was valued and recorded at $327,982. Accumulated amortization at December 31, 2007 is $235,054 and amortization expense on the intangible asset for the year was $21,865. Estimated amortization expense is $21,865 for each of the following four years. The license is being amortized using the straight-line method over 15 years in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144.

Stock-Based Compensation

The Company does not directly issue or grant stock options to its employees and registered representatives; however, GAH has issued or granted stock options on behalf of the Company. Accordingly, any expense associated with issuance of the stock options is reflected in the Company's financial statements with a corresponding increase to additional paid-in capital. Furthermore, the Company has elected to include all required financial statements disclosures as if the Company had issued the stock options.

The Company follows SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* and SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R"). This statement amended SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). Prior to adopting SFAS No. 123R on January 1, 2006 the Company used the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Under the intrinsic value method, compensation was recognized at the date of grant by the amount that the fair value of the underlying stock exceeds the exercise price.

Many of the Company's registered representatives are independent, and therefore are not considered employees for purposes of accounting for stock option activity. Under previous and existing accounting guidance, along with SFAS No. 123R, options granted to independent registered representatives are recorded at fair value at the measurement date which generally is the vesting date.

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash, cash equivalents, accounts and notes receivable, accounts payable, and accrued liabilities, approximate fair value due to the short maturity of those instruments. The Company considers the terms of debt instruments to be representative of current market interest rates and, accordingly, the recorded amounts of the related financial instruments approximate their present fair market value.

Income Taxes

The Company accounts for income taxes on the liability method as provided by SFAS No. 109, *Accounting for Income Taxes*, ("SFAS 109") whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the actual tax rates which will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

The Company files a consolidated tax return with GAH. The income tax provision reported herein is determined on a separate return basis for financial statement purposes.

Advertising

Advertising costs totaling $351,854 are expensed as incurred and are included in other expenses in the statement of operations.

Securities Transactions Long and Short

Proprietary securities transactions are recorded on trade date, as if they had settled. Differences between the trade and settlement dates were not material. Profit and loss arising from all securities entered into for the account of the Company is recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*; an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48, which clarifies Statement 109, *Accounting for Income Taxes*, establishes the criterion that an individual tax position has to meet for some, or all, of the benefits of that position to be recognized in the Company's financial statements. On initial application, FIN 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted.

FIN 48 is effective for annual financial statements for fiscal years beginning after December 15, 2007, and will be adopted by the Company on January 1, 2008. The Company has not been able to complete its evaluation of the impact of adopting FIN 48 and as a result, is not able to estimate the effect the adoption will have on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurement*. SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 creates a fair value hierarchy, which prioritizes the inputs to be used in determining fair value. Companies are required to disclose relevant fair value information in their financial statements that allows users to assess inputs used to measure fair value, and the effect of those measurements on earnings for the periods presented. Companies are also required to separately reconcile the beginning and ending balances for each major category of assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company believes that the adoption of SFAS 157 will not have a material impact on its financial statements.

In April 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value where entities will report unrealized gains and losses in earnings at each subsequent reporting date. The standard allows entities to elect fair value application on an instrument-by-instrument basis with certain exceptions. The fair value option election is irrevocable in most cases. The new standard establishes presentation and disclosure requirements and assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS 159 will not have a material impact on its financial statements.

Note C – Cash Segregated and on Deposit for Regulatory Purposes

At December 31, 2007 the Company had $67,670 in cash segregated in a special bank account for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

Note D – Other Assets

Other assets at December 31, 2007 consist of the following:

Deposits	$1,594,669
Other receivables and advances	1,275,074
Settlement receivables	1,121,462
Prepaid expenses	690,247
Intangible asset, net	92,928
	$4,774,380

Note E – Related Party Transactions

Management Services

During 2007 the Company remitted $6,357,214 to GAH, in accordance with the management service agreement executed between both parties on January 1, 2006. GAH provides management, consulting, and financial services to the Company for this fee. Such services include , but are not necessarily limited to advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as, payroll, accounting and other administrative services.

Loans to Registered Representatives and Employee Receivables

As part of the Company's recruiting model, the Company will from time to time enter into loans and promissory notes with registered representatives or groups of registered representatives to assist in transferring the representatives' business practice to the Company. The loans, totaling approximately $4.2 million at December 31, 2007, are primarily structured to be paid back by the registered representatives or group of registered representatives within a 12-month period through a reduction in their commission payouts or on a structured amortization schedule. The Company assesses the collectibility of the receivables on a regular basis and has recorded an allowance of $614,369 for potentially uncollectible balances.

The Company has loans receivable from employees totaling approximately $22,115 at December 31, 2007.

Note F – Commitments and Contingencies

Leases

The Company conducts operations utilizing several leased facilities including its corporate facility and leased equipment. The future minimum lease payments on non-cancelable operating leases are as follows:

2008	$ 2,476,840
2009	2,211,286
2010	1,764,132
2011	1,766,678
2012	1,810,845
Thereafter	17,520,848
Total minimum lease payments	$27,550,629

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was $2,343,994.

Legal and Regulatory Proceedings

GAF is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business.

As a result of the extensive regulation of the securities industry, GAF is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. During 2007, GAF underwent a regulatory examination by the FINRA. The results of this examination have been presented to GAF's management. As a result, GAF will not be subject to the imposition of censures, sanctions or fines. The results of the examination conducted for 2005 have also been presented to management, as a result, the Company has reserved $750,000 related to this examination. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is currently involved in various legal disputes through the normal course of its business for amounts which are minimal up to amounts in excess of $10 million. The Company believes that it has meritorious defenses and/or its exposure is limited by its Independent Contractor Agreements as discussed below and its utilization of insurance coverage. Based on management's assessment, advice from its legal counsel, and consideration of amounts provided for in the financial statements, the Company believes that the ultimate outcome of these disputes will not have a material adverse impact on the financial position of the Company.

During 2007, the Company was named in a number of legal disputes regarding a specific independent representative aggregating approximately $4.0 million of damages claimed. The Company believes that it has meritorious defenses and/or its exposure is limited by its Independent Contractor Agreement with this representative. Based on management's assessment and advice from its legal counsel, the Company believes that the ultimate outcome of these disputes will not have a material adverse impact on the financial statements.

In certain legal matters GAF is a party to the claim in a joint and severally liable fashion with its independent registered representatives. However, under its Independent Contractor Agreements, the independent registered representatives have full financial responsibility for the satisfaction of all claim awards. GAF's current practice is to strictly enforce the reimbursement policy provided by the Agreements. Accordingly, GAF does not recognize any claim expense unless the full collectibility of the reimbursement is in question.

GAF is contesting the allegations in these and other matters and believes that there are meritorious defenses in each of these matters. In view of the number and diversity of claims against GAF, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, GAF cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

Credit Risk

Under the agreements with its various clearing brokers, the Company has agreed to indemnify the clearing firm for customers introduced by the Company for amounts uncollected by the clearing firm. The Company and the clearing firm establish various procedures to manage customer credit exposure. Management believes the potential for the Company to be required to make payment under these agreements is remote.

Note G – Note Payable and Obligations Under Capital Lease

Note payable and obligations under capital lease consist of the following:

Obligation under capital lease, payable in equal monthly installments, maturing on February 15, 2014, secured by equipment, including interest at 9.21%	$ 793,247
Note payable maturing on May 1, 2010, payable in equal quarterly installments, secured by property and equipment, including interest at 3.29%	418,335
Total note payable and obligations under capital lease	$1,211,582

Aggregate maturities of the note payable for the next three years and thereafter are as follows:

2008	$ 163,060
2009	168,492
2010	86,783
Thereafter	-
Total	$ 418,335

The following are minimum future lease payments pursuant to the capital lease in effect as of December 31, 2007:

2008	$ 169,068
2009	169,068
2010	169,068
2011	169,068
2012	169,068
Thereafter	197,246
Total minimum lease payments	1,042,586
Less amount representing interest	(249,339)
Present value of minimum lease payments	$ 793,247

Note H – Net Capital Requirements

The Company is subject to the Security Exchange Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,391,713 which was $1,391,713 in excess of its required amount of $1,000,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 6 to 1.

Note I – Stock Option Plan

Effective April 18, 2002, the Board of Directors and the shareholders of GAH established and approved a stock option plan (the "Plan") which provides for the grant of stock options of GAH's common stock to the Company's officers, directors, employees, registered independent representatives, and consultants. The purpose of the stock option plan is to attract and retain qualified personnel, to provide additional incentives to employees, registered independent representatives, officers, directors and consultants of the Company, and to promote the success of the Company's business.

Each option granted under the stock option plan may have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. All options granted to date have a term of five years and compensation is recorded using the straight-line method over the vesting period. The options were granted generally with a three year vesting period except for those granted in 2005, which were immediately vested. For 2007, $426,313 was recorded as expense and additional paid-in-capital related to these options.

As described in the summary of significant accounting policies, the Company has elected to disclose all required disclosures of SFAS 123R as if they had granted the stock options because GAH has granted the options to the Company's employees and registered representatives.

Stock option activity related to the Company during 2007, was as follows:

	Number of Options	Range of Exercise Prices	Weight Average Exercise Price
Outstanding at December 31, 2006	3,527,733	$2.50-$20.00	$ 5.53
Granted	5,000	$20.00	$20.00
Exercised	(938,550)	$2.50	$ 2.50
Forfeited	(393,783)	$2.50-$8.00	$ 3.24
Outstanding at December 31, 2007	2,200,400		$7.22

The following table summarizes information about options outstanding at December 31, 2007:

Outstanding Options			
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 6.00	1,420,400	1.57	$ 6.00
$ 6.20	225,000	1.59	$ 6.20
$ 8.00	150,000	1.59	$ 8.00
$10.00	85,000	2.08	$10.00
$12.00	197,500	1.54	$12.00
$12.50	100,000	2.13	$12.50
$15.00	10,000	1.74	$15.00
$20.00	12,500	2.74	$20.00

Exercisable Options		
Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 6.00	1,420,400	$ 6.00
$ 6.20	108,919	$ 6.20
$ 8.00	72,612	$ 8.00
$10.00	69,522	$10.00
$12.00	197,500	$12.00
$12.50	100,000	$12.50
$15.00	10,000	$15.00
$20.00	12,500	$20.00

As of December 31, 2007 the Company has approximately $675,100 of total unrecognized compensation cost related to non-vested awards granted that will be recognized over the next two years. The risk-free rate used was based on the 5 year US Treasury note rate. The expected term is based upon historical and expected future employee exercise behavior and represents the contract term for the independent registered representatives. The volatility is based on an analysis of publicly-traded peers.

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

Note J – Income Taxes

The provision for (benefit) income taxes as for the year is comprised of the following components:

Current:	
Federal	$(590,096)
State	(63,000)
	(653,096)
Deferred:	
Federal	635,296
State	67,800
	703,096
Provision for income tax	$ 50,000

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is due primarily to the effect on the of state income taxes (approximately $4,000) and certain items not deductible for income tax purposes (approximately $200,000).

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31, 2007:

Deferred tax assets:	
Net operating losses	$ 492,000
Stock option compensation	197,000
Non-deductible reserves and allowances	910,000
	1,599,000
Deferred tax liabilities:	
Non-recognition of warrant revenue, net	(2,089,000)
Fixed asset basis differences	(14,000)
	(2,103,000)
Net deferred tax liability	$ (504,000)

Based on the nature of deferred tax assets and the Company's recent history of taxable income, its projections of taxable income in the future, and the reversal of its deferred tax liabilities, the Company believes it is more likely than not that the deferred tax assets will be realized, accordingly, no valuation allowance is recorded at December 31, 2007. Net operating loss carryforwards will expire in 2027.

Note K – Employee Benefits

401(k) Retirement Plan

GAH sponsors a 401(k) retirement plan that covers substantially all employees, including GAF employees, after six months of employment. The Company has elected to provide discretionary matching of eligible employee contributions of 50% to a maximum of 6% of employee gross earnings. Eligible employees are those employees who are not deemed income producing and who are considered W-2 employees. The Company made matching contributions of $154,306 in 2007.

GunnAllen Financial, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Net capital computation:

Total stockholder's equity	$16,640,423
Deductions and/or charges:	
Non allowable assets:	
Securities owned not readily marketable	25,184
Investment in and receivables from affiliates	18,433
Furniture, equipment, and leasehold improvements, net	2,083,698
Loans and advances	3,916,190
Prepaid expenses and deposits	2,452,811
Other assets	1,884,935
Operational deductions	9,805
Tentative Net Capital before haircuts on securities positions	6,249,367
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	3,857,654
Net Capital	$ 2,391,713
Aggregate indebtedness	$14,079,195
Computation of Net Capital requirement	
Minimum Net Capital required (based on aggregate indebtedness)	$ 938,612
Minimum dollar net capital requirement of reporting broker or dealer	$ 1,000,000
Net Capital requirement (greater of above)	$ 1,000,000
Excess Net Capital over requirement	$ 1,391,713
Ratio of aggregate indebtedness to net capital	6:1

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended FOCUS report as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

GunnAllen Financial, Inc.

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Credit Balances	
Transactions payable	$ -
Debit Balances	$ -
Reserve Computation	
Excess of total credits over total debits	$ -
Amount held in reserve bank account	$67,670
Excess funds on deposit	$67,670

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's amended FOCUS report as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

Note: The Company introduces its retail business to an independent clearing firm and direct purchase issuers such as internal fund companies and insurance companies.

END